# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nano Magic Inc., CIK 0000891417
CUSIP: 63010N105
Title of class of securities: Common stock
Address of issuer's principal executive offices: 31601 RESEARCH PARK DRIVE, MADISON HEIGHTS, MICHIGAN, Michigan (MI), 48071
Date of event which requires filing of this statement: 12/10/2024
Amends the filing with accession number 0001493152-17-002138
Filed by CIK 0001022732
Persons authorized to receive notices and communications: Ronald Berman, 31601 RESEARCH PARK DRIVE, MADISON HEIGHTS, MICHIGAN, Michigan (MI), 48071, 561-339-3198

## Reporting persons
- Ronald J. Berman (CIK 0001022732): type of reporting person: individual (IN); citizenship or place of organization: Michigan (MI); member of a group; source of funds: other (OO); sole voting power 928,887; shared voting power 11,945,799; sole dispositive power 928,887; shared dispositive power 11,945,799; aggregate amount beneficially owned 15,084,749 (58.6% of the class)
- Tom J. Berman (CIK 0001757509): type of reporting person: individual (IN); citizenship or place of organization: Michigan (MI); member of a group; source of funds: other (OO); sole voting power 2,210,063; shared voting power 11,945,799; sole dispositive power 2,210,063; shared dispositive power 11,945,799; aggregate amount beneficially owned 15,084,749 (58.6% of the class)
- PEN Comeback, LLC (CIK 0001817858): type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); member of a group; source of funds: other (OO); sole voting power 3,349,467; shared voting power 0; sole dispositive power 3,349,467; shared dispositive power 0; aggregate amount beneficially owned 15,084,749 (58.6% of the class)
  Comment: Reporting person is an LLC
- PEN Comeback 2, LLC (CIK 0001817853): type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); member of a group; source of funds: other (OO); sole voting power 2,842,670; shared voting power 0; sole dispositive power 2,842,670; shared dispositive power 0; aggregate amount beneficially owned 15,084,749 (58.6% of the class)
  Comment: Reporting person is an LLC
- Magic Growth LLC (CIK 0001821807): type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); member of a group; source of funds: other (OO); sole voting power 1,961,496; shared voting power 0; sole dispositive power 1,961,496; shared dispositive power 0; aggregate amount beneficially owned 15,084,749 (58.6% of the class)
  Comment: Reporting person is an LLC
- Magic Growth 2 LLC (CIK 0001852779): type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); member of a group; source of funds: other (OO); sole voting power 2,308,912; shared voting power 0; sole dispositive power 2,308,912; shared dispositive power 0; aggregate amount beneficially owned 15,084,749 (58.6% of the class)
  Comment: Reporting person is an LLC
- Magic Growth 3 LLC: type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); member of a group; source of funds: other (OO); sole voting power 1,483,254; shared voting power 0; sole dispositive power 1,483,254; shared dispositive power 0; aggregate amount beneficially owned 15,084,749 (58.6% of the class)
  Comment: Reporting person is an LLC

## Item 1. Security and Issuer
Title of class of securities: Common stock
Name of issuer: Nano Magic Inc.
Address of issuer's principal executive offices: 31601 RESEARCH PARK DRIVE, MADISON HEIGHTS, MICHIGAN, Michigan (MI), 48071

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Ronald J. Berman beneficially owns 12,874,686 shares or 50.0%, of which he has the right to acquire (now or in 60 days) 7,273,750 shares or 28.2%.
Tom J. Berman beneficially owns 14,155,862 shares or 55.0%, of which he has the right to acquire (now or in 60 days) 8,985,478 shares or 34.9%.
PEN Comeback, LLC beneficially owns 3,349,467 shares or 13.0%, of which it has the right to acquire (now or in 60 days) 2,074,101 shares or 8.1%.
PEN Comeback 2, LLC beneficially owns 2,842,670 shares or 11.0%, of which it has the right to acquire (now or in 60 days) 1,977,889 shares or 7.7%.
Magic Growth, LLC beneficially owns 1,961,496 shares or 7.6%, of which it has the right to acquire (now or in 60 days) 980,725 shares or 3.8%.
Magic Growth 2 LLC beneficially owns 2,308,912 shares or 9.0%, of which it has the right to acquire (now or in 60 days) 1,154,450 shares or 4.5%
Magic Growth 3 LLC beneficially owns 1,483,254 shares or 5.8%, of which it has the right to acquire (now or in 60 days) 741,585 shares or 2.9%.
Number of shares as to which each person has sole or shared power to vote or dispose:
Ronald J. Berman has sole power to vote and sole power to direct the disposition of 928,887 shares, and has shared voting and dispositive power over 11,945,799 shares.
Tom J. Berman has sole power to vote and sole power to direct the disposition of 2,210,063 shares, and has shared voting and dispositive power over 11,945,799 shares.
PEN Comeback, LLC has sole voting and dispositive power over 3,349,467 shares, and has no shared voting or dispositive power.
PEN Comeback 2, LLC has sole voting and dispositive power over 2,842,670 shares, and has no shared voting or dispositive power.
Magic Growth, LLC has sole voting and dispositive power over 1,961,496 shares, and has no shared voting or dispositive power.
Magic Growth 2 LLC has sole voting and dispositive power over 2,308,912 shares, and has no shared voting or dispositive power.
Magic Growth 3 LLC has sole voting and dispositive power over 1,483,254 shares, and has no shared voting or dispositive power.
Transactions in the class effected during the past sixty days: Each of Ronald J. Berman and Tom J. Berman was awarded options to purchase 100,000 shares as compensation for service as a director of the issuer. In addition, Tom J. Berman vested in options to purchase 250,000 shares granted to him as part of his employment contract.

## Signatures
- Ronald J. Berman: /s/ Ronald J. Berman, self (02/12/2025)
- Tom J. Berman: /s/ Tom J. Berman, self (02/12/2025)
- PEN Comeback, LLC: /s/ Tom J. Berman, Tom J. Berman,Authorized Agent (02/12/2025)
- PEN Comeback 2, LLC: /s/ Tom J. Berman, Tom J. Berman,Authorized Agent (02/12/2025)
- Magic Growth LLC: /s/ Tom J. Berman, Tom J. Berman,Authorized Agent (02/12/2025)
- Magic Growth 2 LLC: /s/ Tom J. Berman, Tom J. Berman,Authorized Agent (02/12/2025)
- Magic Growth 3 LLC: /s/ Tom J. Berman, Tom J. Berman,Authorized Agent (02/12/2025)